File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
x 7827
103 97 STOCKHOLM
den
46 8-788 51 00
46 8-678 81 30
sca.com


03029275

Date	13 July 2003
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, VP Communications & Investor Relations
No of pages (inclusive)	2


SCA

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **"Organizational changes within SCA's hygiene operations**", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist /Carin Posse

Encl.

INFORMATION

File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, SE-103 97 STOCKHOLM, Sweden
Tel +46 8-788 51 00, Fax +46 8-678 81 30
www.sca.com


SCA

Organizational changes within SCA's hygiene operations

SCA's European hygiene operations are to undergo a number of changes regarding the organization of responsibility within its business. The earlier structure of division into consumer products, incontinence products and AFH tissue will be converted into three units comprising "personal care," that is, fluff products (incontinence products, baby diapers and feminine hygiene products), AFH tissue and consumer tissue.

Gunnar Johansson (47), currently head of consumer products, has been appointed head of "personal care." Rijk Schipper (50) remains head of AFH tissue operations. Ole Terland (44) has been appointed new head of SCA's operations within consumer tissue. Ole Terland is currently in charge of the SCA Group's research and technology staff and among other positions was previously head of SCA's corrugated board operations. The changes will become effective as of 1 September 2003 and all of these positions will continue to be based in Munich.

Stockholm, 13 August 2003

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information, please contact:

Jan Åström, President and CEO. Phone: +46 8 788 5125
Peter Nyquist, Head of Communications and Investor Relations. Phone: +46 (0)70-575 29 06